UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2023

Commission File Number: 001-40875

NUVEI CORPORATION

(Exact name of registrant as specified in its charter)

1100 René-Lévesque Boulevard West, Suite 900

Montreal, Quebec H3B 4N4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Nuvei announces renewal of normal course issuer bid for the twelve-month period commencing on March 22, 2023 and ending no later than March 21, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nuvei Corporation

Date: March 20, 2023	By:	/s/ Lindsay Matthews
		Name	Lindsay Matthews
		Title:	General Counsel